Issuer Free Writing Prospectus/ Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated September 19, 2025/ Registration Statement No. 333-275773

evoair

EVOAIR HOLDINGS INC.

Redefining Air-Conditioning System

Nasdaq: EVOH

INVESTOR PRESENTATION

September 23, 2025



Disclaimer

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of shares of common stock ("Common Stocks") of EvoAir Holdings Inc. ("EvoAir", "we", "us", or "our") and should be read together with the Registration Statement on FormS-1, as amended (the "Registration Statement"), we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.nusa

The Registration Statement has not yet become effective. This presentation does not constitute an offer sell or issue or the solicitation of an offer to buy or acquire securities of the Company in any jurisdiction or an inducement to enter into investment activity, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this presentation does not constitute a "prospectus" within the meaning of the U.S. Securities Act of 1933, as amended (the "Securities Act"). The offering may only be made by means of a prospectus pursuant to the Registration Statement after it becomes effective. This presentation does not contain all relevant information relating to the Company or its securities.

Before you invest, you should read the prospectus filed as part of the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we and/or our underwriter will arrange to send you the prospectus if you contact our underwriters at Network 1 Financial Securities, Inc., The Galleria, Building 2, Penthouse 2 Bridge Avenue, Red Bank, New Jersey 07701-1106, Attention: Adam Pasholk, email adampasholk@network1.com or telephone at (732)758-9001 or contact EvoAir Holdings Inc., 31-A2, Jalan 5/32A, 6 ½ Miles, Off Jalan Kepong, 52000 Kuala Lumpur, Malaysia via email at investor.relations@evoair.com.my.

Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness on reasonableness of the information or the sources presented or contained herein. By attending this presentation, you acknowledge and agree that none of EvoAir or any of its affiliates, shareholders, directors, employees, agents, advisors, representatives or underwriters will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation.

This presentation may contain additional trademarks, service marks and trade names of others, Such trademarks, service marks and trade names are the property of their respective owners. We do not inten[illegible] use or display of other companies' trademarks, service marks or trade names to imply an endorsement or sponsorship of us by any other person.

This presentation speaks as of the date hereof. The information presented or contained in this presentation is subject to change without notice. Neither the delivery of this presentation nor any further discussions of EvoAir or any of its affiliates, shareholders, directors, employees, agents, advisors, representatives or underwriters with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since that date.

Forward-Looking Statement

This presentation contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," estimates," "projects," intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual client base, our subsidiaries' relationships with their business partners, competition in our industries, relevant government policies and regulations relating to our industry future results may vary materially. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national, or global political, economic, business, competitive, market supply and demand) and regulatory conditions identified under Risk Factors in our preliminary prospectus and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under the "Risk Factors" section of the Registration Statement. We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

FORWARD-LOOKING STATEMENT

This presentation contains certain data and information that we obtained from various government and private publications including industry data and information. Statistical data in these publications also include projections based on a number of assumptions. The industry may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our subsidiaries' business and the market price of our Common Stocks. In addition, the new and rapidly changing nature of the industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Table of Contents

01 Offering Summary

01 Offering Summary

Issuer	EvoAir Holdings Inc.
Number of shares outstanding before this offering	27,180,631
Offering Shares	3,750,000 of shares of common stock (or 4,312,500 shares of common stock if the Underwriter exercises its over-allotment option in full)
Offering Type	Uplisting
Proposed Nasdaq Capital Market Symbol	EVOH
Offering Price per share	US$4.00 ~ US$5.00
Offering Size	US$15 million ~ US$18.75 million
Underwriter	Network 1 Financial Securities, Inc.

02 Company Overview

evoair

Key Milestones

wkl-ecoearth

2017

Founded WKL Eco Earth, Malaysia

Launching of e-Cond Evo™ (Portable eco-friendly hybrid air cond)



2019

Opening of R&D and Production Facility, Kota Damansara, Malaysia

2020



Launching of Econd Life Air Purifier with INCU amidst Covid Pandemic

2021

Opening of manufacturing plant in Guangdong, China

- Opening of Sales Office, Cambodia
- Relocation to new R&D and Production Facility in Kepong, Malaysia

Launching of EvoAir (eco-frinedly air-cond)

Listed on USA OTC Markets


evoair

2022

Collaboration with University Tunku Abdul Rahman on Clean Development

Obtained myHijau Mark Certification

2023

Launching of EvoAir commercial and industrial units

Launching of 'Cool the Earth Day' on May 5 in Malaysia, an environmental movement for HVAC industry

03 Technology and Products

Our Technology and Products – *e-Cond Evo ~ Portable Eco-Friendly Air Conditioner*

- With the objective of embracing well-being of mankind through green living and preserving the Earth through green inventions e-Cond EVO™ is a breakthrough invention building on the research and development ("R&D") of Dr Low Wai Koon and his team, it is the Group's first line of eco-friendly portable air-conditioners under its e-Cond EVO™ brand in 2017.

- The unit is an eco-friendly air-conditioning system with patent pending HECS technology, which regulates the temperature and volume of heat transferred from the air-conditioning system into the environment. This product employs an innovative hydro-refrigeration system ("HRS") integrating evaporative cooling process with refrigeration cycle, reducing temperature of the output air by approximately 30% while achieving an optimal cooling performance of approximately 25 to 28 degree Celsius.

- The patent pending technology in the unit allows it to utilize substantially lower energy than its traditional air-conditioning units. The portable air-conditioning systems also incorporate ionizer technology producing high concentrations of negative ions to purify the surrounding air of mold spores, pollen, pet dander, odors, cigarette smoke, bacteria, viruses, dust and other hazardous airborne particles.


e-COND Evo
e-COND Evo
Outdoor King


e-COND Evo
Super King

evoair

Our Technology and Products – *EvoAir ~ First-of-its-kind eco-friendly air-conditioner*

- Group's core product, EvoAir, first-of-its-kind eco friendly with granted patent or utility model/ patent or utility model pending heat emission control system ("HECS") proprietary technology which transforms waste heat into cool and moisture air at approximately 26°C to 32°C with humidity of ±60%

- The re-engineering of the air-conditioning system has transformed the air-conditioner condenser (external unit) into a supplementary cooling unit or 'Coolpressor', which also functions as an air cooler.

- It also reduces energy consumption of at least 20% compared to conventional air-conditioning units. The significant decrease in waste heat and reduction in energy consumption play an important role in reducing harmful effects to the environment, in line with the Group's mission of producing eco-friendly invention in protecting the Earth.


evoair

AIR CONDITIONER BLOWER


evoair

COOLPRESSOR (Outdoor Unit)

Our Technology and Products – *EvoAir ~ First-of-its-kind eco-friendly hybrid air-conditioner*

Residential Units

We offer a variety options of EvoAir™ hybrid air conditioner range from 1.0 HP to 2.5 HP, where indoor units of wall mounted and ceiling cassette (selected models) options are available for residential users.

Commercial Units

Aside from residential units, we also offer EvoAir™ commercial / industrial units range from 5HP to 25HP, where the placement of air conditioner unit in the ideal settings would be most cooling effective to the certain area. The application of commercial units are normally office buildings, retail stores, warehouses, or manufacturing facilities.

Retrofitting Service

We also provide retrofit service to commercial customers that wishes to keep their existing HVAC systems. Our retrofitting services include replacing the customers' outdoor condensing unit with the patent-pending HECS technology. Retrofitting service allow for large saving of resources for our enterprise customers, who can avoid fully replacing their air conditioning units, which may be costly depending on the number of existing air conditioning unites already deployed.

Customization Services

We also provide customization services for specific customers, including stainless-steel coverings to prevent corrosion for customers in locations susceptible to erosion, such as near the coastline.

evoair

Our Technology and Products – E-Cond Life ~ Air purifier

- To address the spread of the Covid-19 pandemic which arose during the end of 2019, the EvoAir Group launched a new series of air-sanitizing products during the middle of 2020 under the e-Cond[Life] brand.

Ionic Nano Copper Zinc (INCZN)

- In response to growing public health concerns and the increasing demand for environmental disinfectant solutions, the Group has introduced Ionic Nano Copper Zinc (INCZN), a new product developed for airborne sanitization through copper and zinc-based diffusion.

- Designed to be used in conjunction with specialized diffusers, the solution works by releasing nanoparticles of copper (Cu) and zinc (Zn) into the air. These particles are scientifically recognized for their antimicrobial properties, effectively inhibiting airborne viruses, bacteria and other pathogens. Ionic Nano Copper Zinc is intended for continuous environmental disinfection in enclosed spaces such as offices, public facilities and residential environments.

- This product further complements the Group's ecosystem of air-purifying solutions, reinforcing its brand positioning as a provider of advanced, eco-conscious environmental health technologies.



e-Cond Life – eco-friendly air sanitizer and purifier

evoair

Granted patents or utility models and pending patents or utility models

Granted patents or utility models



evoair

Granted patents or utility models and pending patents or utility models

Pending patents or utility models



04 Industry and Market Data

Growing Demand for Cooling

According to International Energy Agency ("IEA") (https://www.iea.org/energy-system/buildings/space-cooling#tracking), there are currently about 2 billion air conditioning units operating worldwide, and by 2050, it is predicted that there will be 5.6 billion units. According to the statistics report published by the Japan Refrigeration and Air Conditioning Industry Association ("JRAIA") (https://www.jraia.or.jp) in July 2022, the world's total air conditioner demand in 2021 is estimated at 110 million units, which represent 102% of the world demand in 2020. Looking at the 2021 world demand in terms of Japan, China and other regions, the largest demand is from China, of which air conditioner demand is estimated to have reached 41.305 million units, representing 98% of 2020's demand. China's demand for air conditioner accounts for 38% of the total global demand. Next to China, the Asian region (excluding Japan and China) stands at approximately 17.983 million units, followed by North America with 16.515 million, Japan with 10.201 million units, Europe with 8.885 million units and Latin America with 6.547 million units.

The emerging economies are expected to use more air-conditioners as income levels rise. Of the 2.8 billion people living in the hottest parts of the world, only 8% currently own air-conditioning units compared to approximately 90% ownership in the United States and Japan. By 2050, India, China and Indonesia may account for 50% of the projected growth in energy use for space cooling.

Global Efforts to combat Climate Change and Global Warming

If the current rate of growth of energy use by air conditioners continues, the U.S. Energy Information Administration ("EIA") predicts that by 2050, global energy usage for space cooling would triple to 6,200 terra watts. This would triple the amount of carbon dioxide emissions and heavy investments in electricity infrastructure to meet peak electricity demand. This could cause severe financial strain on emerging economies.

Over the years, countries around the world have come together to support policies to combat climate change. However, obtaining consensus has been challenging because of political and national circumstances. The Kigali Amendment to the Montreal Protocol, which entered into force on 1 January 2019, help protect the climate by phasing down high global warming potential hydrofluorocarbons (HFCs), which are commonly used as refrigerants. Promoting the energy efficiency of cooling technology can also significantly increase climate benefits.

From October 31 to November 12, 2021, the 26th annual UN Climate Change Conference (COP26) was held in Glasgow, Scotland. The objectives of COP26 were:

i. Countries were called out to reach net-zero carbon emissions by 2050 and to cap the increase in global temperatures below 1.5°C from current levels;

ii. To protect and restore ecosystems and habitats and build resilient infrastructures to withstand climate change;

iii. Developed nations to mobilize $100bn in climate finance per year for poorer nations; and

iv. Parties of COP26 to finalize the agreement and rules for action and monitoring.

	Number of Aircon sold per Year (Thousands of units)				
	2019	2020	2021	2022	2023
World	**115,872**	**107,447**	**110,041**	**117,770**	**123,932**
Residential Aircon	101,952	93,949	95,162	99,899	105,857
Commercial Aircon	13,920	13,499	14,879	17,871	18,075
By Continent					
North America	14,226	15,029	16,515	19,026	18,416
Asia (Ex-Japan and China)	19,245	16,196	17,983	20,066	22,464
Europe	7,991	7,604	8,885	9,517	9,650
Latin America	8,254	7,423	6,547	7,016	7,288
Middle East	4,194	3,992	3,684	4,227	4,009
Africa	3,125	2,981	3,489	3,572	3,699
Ocenia	1,319	1,396	1,432	1,464	1,376
	58,354	**54,621**	**58,535**	**64,888**	**66,902**
By Country (Standalone)					
Japan	10,768	10,687	10,201	9,885	9,589
China	46,751	42,142	41,305	42,998	47,440
	57,519	**52,829**	**51,506**	**52,883**	**57,029**
Total	**115,873**	**107,450**	**110,041**	**117,771**	**123,931**
Selected South East Asia					
Malaysia	1,001	902	867	889	913
Singapore	135	113	121	129	127
Indonesia	2,365	1,929	2,159	2,374	2,693

Source: Estimates of World Air Conditioner Demand (July 2022 & July 2024) - The Japan Refrigeration and Airconditioning Industry Association (JRAIA)

05 Competitive Advantage

evoair

Our Competitive Strengths – First Mover Advantage

- EvoAir™ is the first of its kind eco friendly air-conditioners that revolutionalise HVAC industry with granted patent or utility model/ patent or utility model pending ("HECS") proprietary technology, which turns waste heat released by conventional air-conditioner condenser (external unit) into cool and moisturised air at approximately 26°C to 32°C with a humidity of ±60%, operating under outdoor condition, which is optimal for human and living things.

- The re-engineering of the air-conditioning system has transformed the air-conditioner condenser (external unit) into a supplementary cooling unit or '*Coolpressor*', which also functions as an air cooler. It also reduces energy consumption of at least 20% compared to conventional air-conditioning units. The Group's invention has addressed one of the alarming global warming issue resulting from waste heat emission from conventional air-conditioner condensers to the environment


evoair

AIR CONDITIONER BLOWER


evoair

COOLPRESSOR (Outdoor Unit)

Our Competitive Strengths – Branding with Clear Alignment to Consumer Trends

- WKL Group's E-Cond EVO™ brand had been established since 2017. The Group believes its brand's commitment to producing eco-friendly products will resonate well with the current market environment which has become increasingly aware of the importance on reducing global warming and pursuing an eco-friendly way of life.

- With the onset of the global coronavirus pandemic and in-line with customer demand, the Group have also increased its offering to include air purifying products in 2020 under the brand Econ-Life, which incorporates INCU Technology to produce a sanitized environment while maintaining its eco-friendly focus.

- In 2021, the Group expanded its air-conditioning product offering by launching, a brand of eco-friendly air-conditioner systems that incorporates proprietary granted patent or utility model/ patent or utility model pending patent technologies which transform waste heat into cool air. The air-conditioner condensing unit (external unit) of the EvoAir™ is re-engineered to function as a supplementary cooling unit, *Coolpressor* addressing global warming issues faced by the HVAC industry

evoair

Our Competitive Strengths – Green Technology Innovation and Invention Track Record and R&D Capabilities

- WKL Group's E-Cond EVO™ brand had been established since 2017. The Group believes its brand's commitment to producing eco-friendly products will resonate well with the current market environment which has become increasingly aware of the importance on reducing global warming and pursuing an eco-friendly way of life.

- With the onset of the global coronavirus pandemic and in-line with customer demand, the Group have also increased its offering to include air purifying products in 2020 under the brand Econ-Life, which incorporates INCU Technology to produce a sanitized environment while maintaining its eco-friendly focus.

- In 2021, the Group expanded its air-conditioning product offering by launching, a brand of eco-friendly air-conditioner systems that incorporates proprietary granted patent or utility model/ patent or utility model pending patent technologies which transform waste heat into cool air. The air-conditioner condensing unit (external unit) of the EvoAir™ is re-engineered to function as a supplementary cooling unit, *Coolpressor* addressing global warming issues faced by the HVAC industry.

evoair

Our Competitive Strengths – Strong R&D Capabilities and Sustainable Business Model

Leveraging on its strong R&D capabilities, product and industry knowledge, the Company provides innovative and versatile product range to cater for different business market segments, from residential, commercial to industrial. The Group penetrates the market through:

Own Brand

- **Retail Markets** – Through distribution and dealership models
- **Property Developers** – Collaborate with property developers to use Group's products in projects, especially sustainable development projects
- **Businesses and Building Management** – Provide integrated solutions to building management and business owners to achieve cost savings through energy saving by EvoAir products to their premises
- **Retrofit and custom made** – Provide retrofit service to commercial customers that wishes to keep their existing HVAC include replacing outdoor condensing units and provide customization for specific customers

Third Party Brands

- **ODM for Private Labels** – Produce EvoAir products under third party brand names powered by EvoAir
- **Licensing for intellectual property** – License of intellectual property and technical know how to clients who have manufacturing and distribution capabilities

evoair

Our Competitive Strengths – Industry with Rising Demand

- The Group operates in an industry with rising demand. According to International Energy Agency ("IEA") there are currently about 2 billion (1.6 billion in 2018) air conditioning units operating worldwide, and by 2050, it is predicted that there will be 5.6 billion units, which amounts to 10 new air-conditioners sold every second for the next 30 years from 2018. According to the statistics report published by the Japan Refrigeration and Air Conditioning Industry Association ("JRAIA") in July 2022, the world's total air conditioner demand in 2021 is estimated at 110 million units, which represent 102% of the world demand in 2020.

- Besides, increasing awareness and social responsibility towards environmental protection and ESG efforts across the World has created opportunities for the Group to offer its responsible green inventions to the market.

evoair

Our Competitive Strengths – Visionary Founders, Management Team and Board of Directors with Diverse Background

- The Group has an experienced management team. Members of the management team have significant experience across various sectors, including green technology innovations, general management, capital market, investment banking and investment management.

DR LOW WAI KOON
CHIEF EXECUTIVE OFFICER / CHAIRMAN / EXECUTIVE DIRECTOR

CHAN KOK WEI
GROUP MANAGING DIRECTOR / EXECUTIVE DIRECTOR

ONG BEE CHEN
CHIEF FINANCE OFFICER/ EXECUTIVE DIRECTOR

DR GOH CHUAN MENG
INDEPENDENT NON-EXECUTIVE DIRECTOR

IVAN OH JOON WERN
INDEPENDENT NON-EXECUTIVE DIRECTOR

WATSON JOHN STEPHEN MCRAE.*
INDEPENDENT NON-EXECUTIVE DIRECTOR

CHIN CHEE KEAT *
INDEPENDENT NON-EXECUTIVE DIRECTOR

*Effective upon Uplisting

Our Competitive Strengths – Pursue Growth Through Mergers and Acquisitions, Joint Venture and Collaboration

- Besides focusing on organic growth, the Group intends to pursue growth strategies through mergers and acquisition, joint venture and collaboration to expand market presence, facilitate achievement of economies of scale, diversification, leverage on synergies to improve operational efficiency and profitability, improve R&D capabilities and efficiency.

06 Growth Strategies

evoair

Our Future Strategies – Continued Investment in Research and Development in Hybrid Air-Conditioning Products

- The Group intends to continue development of its hybrid air-conditioning products to further increase its product offerings, as well as to expand its client base, especially with commercial and industrial clients.

- The Group plans to expand its distribution into other South East Asia markets, China and Asia markets, which has high potential demand for air-conditioning as their population gross domestic product ("GDP") increases.

- Taking advantage of the global awareness and push to reduce harmful factors leading to global warming, the Group continues to market its EvoAir™ brand and e-Cond Evo™ as eco-friendly products aiming to reduce emission of waste heat from the air-conditioner condensing units and at the same time improving energy efficiency.

- The Group aims to continue innovation through investment into research and development, to further improve on its product lines, reduce its carbon emissions as it strives to become a leader in HVAC green inventions.

evoair

Our Future Strategies – Continue Promotion of Air Purifier and Air Sanitizing Products

- The Group is expanding usage and application of its INCU Technology, which acts as an effective disinfectant solution into more sectors and markets as the Group foresees growth in demand for air-sanitizing products as a must-have product in general consumer households in the near future.

- Besides household consumers, the Group also aims to expand its commercial and industrial customer base, as well as partake in public sanitation projects. In terms of sanitation products, the company aims to expand into personal healthcare products such as formulated toiletries cleansers incorporating the INCU ionic nano copper solution as an active ingredient.

evoair

Our Future Strategies – Geographical Expansion

- A key component of our strategy is to enter into and expand into new markets with high demand for HVAC. The Group intends to replicate the similar model, continue development of its product line and expand into other Southeast Asian countries and the Chinese market, with possible expansion into the Middle East, Indonesia and India in the future.

evoair

Our Future Strategies – Promoting the Importance of Environmental-friendly Technology

- The Group also advocates the importance of promoting environmentally friendly technology and creating awareness to the public to play a part in protecting the environment as well as creating synergy with the Group's products and brand image.

- On 5 May 2023, the Company launched 'Cool the Earth Day' which marks the birth of the environmental movement for HVAC industry. It was a movement launched by EvoAir Group advocating that (i) everyone can enhance his/her lifestyle through green inventions while preserving the Earth; and (ii) everyone can be the 'Ambassador of the Earth' - everyone can do a part, be it in the smallest way in protecting our environment. 'Cool the Earth Day' is a movement in line with the Company's mission to contribute to the Earth and society amidst the alarming global warming and climate change issues confronting the world and its 8 billion population through green inventions and creating awareness. We hope that through this movement, people will raise their awareness that everyone can do a part, be it in the smallest way in protecting our environment. At EvoAir, every member is an Ambassador of the Earth, sharing the same mission of protecting the Earth. The Company believes that everyone around the globe can be an Ambassador of the Earth.

Our Future Strategies – Promoting the Importance of Environmental-friendly Technology (cont'd)

- In 2023, the Group collaborated with a university in Malaysia to study the effect of heat generated by outdoor condensing unit of traditional air-conditioning system towards surrounding environment, by studying the effects of air conditioning system on plant growth in a green-house setting.

- The study concludes that air produced by EvoAir™ outdoor condensing unit, Coolpressor, is lower in temperature and is more environmental friendly and favourable for the growth of green planted compared to hot air produced by conventional air-conditioner outdoor condensing unit. This positive outcome will surely path a new and sustainable direction in terms of energy savings.

- The Group looks to continue embracing such promotions and is committed to creating awareness and promoting environmental sustainability. We envision becoming an international player in HVAC sector focusing on environmental, social, governance ("ESG") efforts and initiatives in the future.

evoair

Our Future Strategies – Developing and Distributing INCZN Health Supplements

- The Group has launched an INCZN health supplement product and is partnering with OEM to manufacture the supplements. INCZN is designed to provide health benefits including improving immune system, protecting against diseases such as mouth, throat and lung cancer, regulate blood pressure and strengthening cardiovascular health, improve stomach digestion and gout repair through the benefit of zinc and copper.

- The Company intends to build on the further development and distribution of INCZN in order to diversify our product offerings in the future.

07 Use of Proceeds

evoair

Our Competitive Strengths – Focused Growth Strategies

10% **R&D and Technological Advancement**	▪ Continued development of its hybrid air-conditioning products to diversify its product offerings and cater to a broader client base, particularly in the commercial and industrial sectors
10% **Capital Expenditure**	▪ Enhancing production capacity and advancing technical capabilities for eco-friendly air-conditioning solutions across residential, commercial, and industrial segments. These enhancements will support the development of innovative, sustainable HVAC systems aligned with the Group's commitment to Environmental, Social, and Governance (ESG) principles.
10% **Sales, Marketing and Branding Efforts**	▪ Development of strategic distribution channels, fostering project collaborations, and expanding private labeling and licensing opportunities. These initiatives aim to enhance the reach and visibility of the Group's eco-friendly HVAC products and services across key markets.
35% **Strategic collaborations, mergers, and acquisitions**	▪ This initiative aims to strengthen the Group's position within the HVAC and electronics sectors by targeting companies with complementary expertise, innovative technologies, and established market presence. ▪ The Group's M&A and collaboration strategy will prioritize partners with robust networks in HVAC and related electronic products, enabling synergies that enhance operational efficiency, broaden product offerings, and expand market reach.

Our Competitive Strengths – Focused Growth Strategies (cont'd)

20% Repayment of Advances from Shareholders	▪ Utilized to support operational expenses and maintain business continuity. ▪ A portion of the funds were directed towards uplisting expenses including professional fee, regulatory, and compliance fees required to achieve this strategic milestone, further enhancing the Group's market visibility and access to capital markets.
15% Working Capital and Corporate Purpose	▪ Legal, accounting and other professional fees associated with becoming a public company, general and administrative expenses associated with increased operations, and recruitment of talent associated with increase operations

08 Financial Highlights

evoair

Financial Highlights

Year/ Period	For the year ended August 31, 2024 (Audited) $	For the year ended August 31, 2023 (Audited) $	For the nine month ended May 31, 2025 (Unaudited) $	For the nine month ended May 31, 2024 (Unaudited) $
Revenue	314,719	388,038	160,359	222,108
Gross Profit	(8,319)	(36,151)	(8,322)	(22,034)
Profit/ Loss	(26,315,396)	(6,317,373)	(7,100,730)	(3,929,520)
Net Current Assets	(893,886)	1,106,522	(2,084,204)	(188,348)
Total Assets	53,279,111	79,024,358	53,059,500	75,445,665
Net Asset	51,484,262	77,851,022	50,270,712	73,816,302

09 Governance and Management

evoair

Governance and Management

Name	Position/ Title
LOW Wai Koon	Executive Director/ Chairman/ Chief Executive Officer
CHAN Kok Wei	Executive Director/ Group Managing Director
ONG Bee Chen	Executive Director/ Chief Financial Officer
WATSON John Stephen MCRae*	Independent Non-executive Director
CHIN Chee Keat*	Independent Non-executive Director
GOH Chuan Meng	Independent Non-executive Director
OH Ivan Joon Wern	Independent Non-executive Director

*Effective upon Uplisting

evoair

Governance and Management (cont'd)

Dr. Low Wai Koon - Executive Director/ Chairman/ Chief Executive Officer

- Founder & CEO of EvoAir Group since 2017, leading R&D and daily operations.
- Over 20 years' experience in mechanical engineering and green technologies.
- Founded Proficient Auto Sdn Bhd, built a chain auto service centre in Malaysia.
- Founded LWK Automotive Green Technologies, developed HPDS (eco-friendly hydraulic drive system) and MRV (disaster relief vehicle).
- Author of "The Light", promoting environmental protection awareness.
- Ph.D. (Honoris Causa) in Robotics Engineering Science; Honorary Fellow, International Society of Professional Engineers (USA).

evoair

Governance and Management (cont'd)

Mr. Chan Kok Wei - Executive Director/ Group Managing Director

- Co-founder & Group Managing Director of EvoAir Group since 2017, responsible for strategy, corporate development, capital markets and daily operations.
- Over 20 years' experience in general management, investment banking, corporate advisory, capital markets, and investor relations across Asia.
- Co-founder & Managing Director of Allegro Corporate Advisory, providing IPO, M&A, trade sales, strategic transactions, and capital raising in Southeast Asia & China.
- Former Director of Corporate Development, ZingMobile Group Ltd (ASX-listed), overseeing corporate finance, business development, and investor relations.
- Vice President, BNP Paribas Wealth Management Singapore and Vice President, CIMB Investment Bank Malaysia.
- Former Independent Non-Executive Director & Audit/Nomination Committee Chair of Oilfield Workforce Group Ltd (ASX-listed).
- Holds an MBA (Finance) from Charles Sturt University (2003) and a Bachelor of Economics from Australian National University (2000).

Governance and Management (cont'd)

Ms. Ong Bee Chen - Executive Director/ Chief Financial Officer

- Co-founder & CFO of EvoAir Group since 2017, responsible for accounting, finance, business planning, budgeting, forecasting, cashflow, and corporate strategies.
- Over 20 years' experience in corporate finance, private equity, investment management, strategic advisory, internal audit, and general management in Singapore & Malaysia.
- Co-founder & Executive Director of Allegro Corporate Advisory, advising on IPOs, M&A, trade sales, strategic transactions, and capital raising across Southeast Asia & China.
- Former Associate Director at a Singapore-based private equity firm, managing investments, exits, and value creation plans across Emerging East Asia with a China focus.
- Extensive track record in M&A, IPOs, reverse takeovers, and ECM transactions on ASX, Bursa Malaysia, and HKEX.
- Holds a Bachelor of Commerce (Accounting, Finance & Economics) from Australian National University and CPA Australia.

Governance and Management (cont'd)

Mr. John Stephen MCRae Watson- Independent Non-executive Director

- To be appointed as Independent Non-Executive Director upon effectiveness of Registration Statement.
- Over 30 years' management experience in risk management, internal audit, process engineering, M&A integration and divestitures.
- Former US Navy & Pentagon Submarine Warfare Officer, certified nuclear engineer through US Navy Nuclear Engineering School.
- Held roles at General Electric as Internal Auditor and Quality Engineering Leader.
- Juran Institute advised clients on waste reduction, quality improvement, and profitability enhancement
- Bank of America process engineer, team manager, integration/divestiture leader; last role as COO, Risk Executive & Identity/Access Management Executive, Asia Pacific Information Security.
- Bachelor of Science, United States Naval Academy; Certified Nuclear Engineer.

Governance and Management (cont'd)

Mr. CHIN Chee Keat - Independent Non-executive Director

- To be appointed as Independent Non-Executive Director upon effectiveness of Registration Statement.
- Chief Executive Officer of SBS Mining Corporation Group, leading operations in marine sand exporting and trading.
- Former Finance Director & Board Member, HCM-Hygenic Corporation (M) Sdn. Bhd., subsidiary of a US multinational; oversaw finance and daily operations in Malaysia & Southeast Asia.
- Former Lead Auditor, Ernst & Young Malaysia, specializing in manufacturing, retail, plantation, and property development industries.
- Holds a professional degree from ACCA (UK) and an Advanced Diploma in Accounting & Finance from Tunku Abdul Rahman College (TARC).

Governance and Management (cont’d)

Dr. Goh Chuan Meng - Independent Non-executive Director

- Independent Non-Executive Director of the Group and Technology Advisor to EvoAir since 2017.
- Over 10 years’ experience in engineering and academia.
- Assistant Professor, Universiti Tunku Abdul Rahman. Prior teaching roles at Universiti Teknologi Petronas and Tenby International School
- Senior Process Engineer at Finisar Berhad, Equipment Engineer at Unisem (M) Berhad, Product Engineer at Carsem (M) Berhad.
- Holds dual PhDs in Electronic & Electrical Engineering (Universiti Teknologi Petronas, Malaysia) and Electronic & Image Engineering (University of Burgundy, France).
- Also holds an MBA (Universiti Utara Malaysia, 2016), MSc in Electronic System Engineering (UTP, 2014), and B.Eng (Hons) Mechanical (UNISEL, 2009.

Governance and Management (cont'd)

Oh Ivan Joon Wern - Independent Non-executive Director

- Age 31, Independent Non-Executive Director of the Group.
- Over 11 years' experience in business development, finance, and sales.
- Deputy CFO, Tone Group International Sdn Bhd (telecommunications, Malaysia) since 2016.
- Marketing Manager, Bread Buddy PLT (bakery, Malaysia) since 2020.
- Former Sales Executive, Apple Inc. Malaysia (2011).
- Bachelor of International Business & Entrepreneurship, University of Essex, UK (Honours, Class II Div. 1, 2016).

Contact Information

EvoAir Holdings Inc.

31-A2, Jalan 5/32A
6 ½ Miles, Off Jalan Kepong
52000 Kuala Lumpur, Malaysia
investor.relations@evoair.com.my

Network 1 Financial Securities, Inc.

2 Bridge Avenue, Suite 241
Red Bank, NJ 07701
adampasholk@network1.com